SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS REGAINS COMPLIANCE WITH NASDAQ REQUIREMENTS

Research Triangle Park, NC – August 15, 2006 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that, as a result of two recently completed transactions, it believes that it has regained compliance with the stockholders' equity requirement for continued listing on the Nasdaq Capital Market.

As previously reported, the Company received a Nasdaq Staff determination letter on June 5, 2006, indicating that the Company failed to comply with the $2,500,000 minimum stockholders' equity requirement for continued listing on the Nasdaq Capital Market as set forth in Marketplace Rule 4310(c)(2)(B). In response to such letter, the Company submitted a specific plan to achieve and sustain compliance with the Nasdaq Capital Market listing requirements.

The plan to sustain compliance included a $2 million private placement with Formula Systems (1985) Ltd. and a $1 million debt to equity conversion by F.I.D. Holdings Ltd., both of which have been completed.

Nasdaq will continue to monitor the Company's ongoing compliance with the stockholders' equity requirement and, if at the time of its next periodic report the Company does not evidence compliance, it may be subject to delisting from the Nasdaq Capital Market.

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  August 15, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary